OTCBB: MRDDF	TSX-V: MAD	FSE: MRG

Unit 1, 15782 Marine Drive, White Rock, BC. V4B 1E6

Tel: (604)536-2711    www.mirandagold.com

GOLD IN LOWER PLATE LIMESTONE AT MIRANDA GOLD’S BIG BLUE PROJECT

Vancouver, BC, Canada –June 21, 2012 - Miranda Gold Corp. ("Miranda") (TSX-V: MAD) is pleased to announce that Ramelius Resources Ltd. ("Ramelius") (ASX: RMS), our funding partner at Big Blue, a sediment-hosted gold project in Lander County, Nevada, has completed its Phase III drilling. Ramelius drilled a total of 2,860 ft (871.7 m) in two reverse-circulation holes. Both holes intersected anomalous gold mineralization in the carbonate section of the lower plate of the Roberts Mountains Thrust (“RMT”).

This third round of drilling by Ramelius provided additional tests of structural and geochemical trends along Anomaly Ridge within the West Cottonwood Prospect and demonstrates potential for the carbonate stratigraphy in the lower plate of the RMT to host significant gold mineralization. Rock units on the surface of Anomaly Ridge are primarily siliceous siltstones, argillites, and cherts of the upper plate of the RMT and generate gold values in soil samples up to 0.025 oz Au/ton (0.850 g Au/t), in rock samples up to 1.70 oz Au/ton (58.2 g Au/t), and in drill samples up to 0.178 oz Au/ton (6.110 g Au/t). Additionally, Phase II drill hole BBR11-05 intersected highly anomalous pathfinder elements in the lower plate of the RMT with values up to 1,360 ppm arsenic, 116 ppm antimony, and 5.4 ppm mercury. These elements generally form abundance highs near gold mineralization.

All holes drilled to date at Big Blue have intersected detectable gold mineralization.  The following table summarizes significant drilled gold intersections (defined as those gold grades of 0.01 oz Au/ton (0.343 g Au/t) or higher over intersections of 5 ft (1.5 m) or longer) for the 2011 and 2012 drilling. The anomalous and significant intercepts in Phase I and II drilling are in the upper-plate of the RMT. Better host rocks for sediment-hosted gold mineralization are considered to be the limestone formations beneath the RMT and the Phase III significant gold intersections below 1,000 ft (305 m) are in these limestones.

Hole ID	Total Depth (ft)	Interval (ft)	Length (ft)	Grade (oz Au/ton)	Interval (m)	Length (m)	Grade (g Au/t)
PHASE I
BBR11-01	1,120	10-40	30	0.048	3.0-12.2	9.1	1.631
Includes		15-20	5	0.178	4.6-6.1	1.5	6.110
		70-80	10	0.019	21.3-24.4	3.0	0.651
BBR11-02	475	70-75	5	0.015	21.3-22.9	1.5	0.515
		90-95	5	0.018	27.4-29.0	1.5	0.624
BBR11-03	275	55-80	25	0.043	16.8-24.4	7.6	1.491
		90-95	5	0.033	27.4-29.0	1.5	1.135
BBR11-04	575	45-65	20	0.018	13.7-19.8	6.1	0.617
		195-200	5	0.017	59.4-61.0	1.5	0.573
PHASE II
BBR11-05	835	125-130	5	0.011	38.1-39.6	1.5	0.375
		185-190	5	0.012	56.4-57.9	1.5	0.406
PHASE III
BBR12-01	1,480	25-30	5	0.014	7.6-9.1	1.5	0.492
		1,155-1,165	10	0.015	352.0-355.1	3.1	0.517
BBR12-02	1,380	220-225	5	0.035	67.1-68.6	1.5	1.19
		1,005-1,010	5	0.011	306.3-307.8	1.5	0.375
		1,040-1,045	5	0.048	317.0-318.5	1.5	1.660
		1,080-1,085	5	0.011	329.2-330.7	1.5	0.386
Maximum gold intercepts in BBR11-06 and -07 are 5 ft (1.5 m) of 0.104 and 0.128 g Au/t, respectively.
Original data are in feet and Au ppm (g Au/t). True thicknesses of gold intercepts cannot be determined.

Quality Assurance / Quality Control procedures utilized by Ramelius during the analyses of drill samples include collection of duplicate samples and insertion of blanks and analytical standards into the sample sequence. Control samples constitute about 10 percent of each batch of samples. All drill samples were analyzed by ALS Minerals with gold analyses by fire assay of a 30 g charge and AAS finish and trace-element analyses by ICP-MS.  The drill contractor for Phase III drilling was Boart-Longyear.

Data disclosed in this press release, including sampling, analytical and test data, have been reviewed and verified by Vice President of Exploration Joseph Hebert, C.P.G., B.Sc. Geology and Qualified Person as defined by National Instrument 43-101.

Project Details

The Big Blue Project consists of 255 unpatented lode mining claims covering 8.2 sq mi (21.2 sq km) located in the Toiyabe Range, 13 mi (21 km) north of Austin, Nevada. The project is on the south margin of the Callaghan Window, a large area exposing Cambrian- through Silurian-age lower-plate carbonate rocks in the footwall of the Roberts Mountains Thrust. The lower-plate sequence includes the Roberts Mountains and Hanson Creek Formations and the Pogonip Group, of which all are known to be favorable hosts for large, sediment-hosted gold systems in Nevada.

Corporate Profile

Miranda Gold Corp. is a gold exploration company active in Nevada, Alaska, and Colombia and whose emphasis is on generating gold exploration projects with world-class discovery potential. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Miranda has ongoing partnerships with Agnico-Eagle (USA) Inc., Montezuma Mines Inc., Navaho Gold Ltd., NuLegacy Corporation, Ramelius Resources Ltd., and Red Eagle Mining Corporation.

ON BEHALF OF THE BOARD

"Kenneth Cunningham"

Kenneth Cunningham

President and CEO

For more information visit the Company's web site at www.mirandagold.com or contact Joe Hebert, Vice President, Exploration at 775-738-1877.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC.

This news release contains forward-looking statements that are based on the Company's current expectations and estimates. Forward-looking statements are frequently characterized by words such as "plan", "expect", "project", "intend", "believe", "anticipate", "estimate", "suggest", "indicate" and other similar words or statements that certain events or conditions "may" or "will" occur. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual events or results to differ materially from estimated or anticipated events or results implied or expressed in such forward-looking statements. Such factors include, among others: the actual results of current exploration activities; conclusions of economic evaluations; changes in project parameters as plans to continue to be refined; possible variations in ore grade or recovery rates; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; and fluctuations in metal prices. There may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.